Exhibit 99.1

Hydrogenics Reports First Quarter 2012 Results

Agreement With Enbridge Bolsters Growth Outlook

MISSISSAUGA, Ontario, May 8, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported first quarter 2012 results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS)1.

"While we posted lower revenue in the first quarter due to the timing of orders, we could not be more pleased with where the Company stands today across our entire product portfolio," said Daryl Wilson, President and Chief Executive Officer. "Our strategic relationship with Enbridge, just announced, is a game-changer for Hydrogenics and, for that matter, the world of clean energy storage. Working together, we can rapidly advance the commercialization of hydrogen-based energy storage solutions for North America's grid operators, where it is sorely needed. In addition, our backlog remains solid, the global electrolyzer market continues to exhibit strong demand, and our work with CommScope gives us confidence in the outlook for fuel cell applications as well. Given this backdrop and what we see as a robust pipeline of opportunities, the future looks bright for Hydrogenics. I'd like to thank our investors for their patience and our talented employees for the hard work and dedication during this exciting time."

Recent Highlights

  On April 20, 2012 announced a CA$5.0 million equity investment by Enbridge Inc. to develop the hydrogen energy storage "Power-to-Gas" opportunity.
  During the first quarter secured $1.8 million of orders for industrial gas and fuel cell applications.
  Announced the award of a development project for HyPM™ HD-90 rail applications in conjunction with the NRC-CSTT (National Research Council -- Centre for Surface Transportation Technology) of Ontario.
  Ended the quarter with an order backlog of $25.2 million, for which over 85% of the backlog is anticipated to be delivered and recognized as revenues in 2012, in addition to the $5.7 million in revenues for the three months ended March 31, 2012.
  Order backlog movement (in $ millions), is as follows:
	Dec. 31, 2011 Backlog	Orders Received	Orders Delivered	Mar. 31, 2012 Backlog

OnSite Generation	$ 27.2	$ 0.8	$ 5.2	$ 22.8
Power Systems	1.9	1.0	0.5	2.4
Total	$ 29.1	$ 1.8	$ 5.7	$ 25.2
  Ended the first quarter with $8.4 million of cash and restricted cash, reflecting: (i) $2.2 million of cash used in operations; and (ii) $0.2 million of capital expenditures; partially offset by (iii) $0.7 million of operating borrowings. After the end of the quarter, received CA$5.0 million of cash from Enbridge as a result of their equity investment in Hydrogenics.
  Revenues decreased $1.7 million, or 22.5%, to $5.7 million in the quarter, primarily reflecting lower revenues in Power Systems as a result of timing of receipt and delivery of orders.
  Gross profit was $0.8 million, or 14.1% of revenue, reflecting a 300 basis point increase in gross profit within the OnSite Generation business unit resulting from product cost reductions, offset by lower gross profit in the Power Systems business unit as a result of (i) lower overhead absorption resulting from lower revenues and (ii) variations in product mix.
  EBITDA2 loss increased $0.2 million, or 7%, to $3.1 million primarily due to lower revenue and gross profit.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows.

Conference Call Details

Hydrogenics will hold a conference call at 1:00 p.m. EDT on May 9, 2012 to review the first quarter 2012 results. The telephone number for the conference call is (877) 307-1373, or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the Corporation's website at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (855) 859-2056, conference ID # 72748824. The encore recording will be available two hours after the conference call has concluded.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	$ 5,652	$ 7,785
Restricted cash	1,583	1,861
Trade and other receivables	3,110	4,151
Grants receivable	24	126
Inventories	11,028	9,315
Prepaid expenses	751	626
	22,148	23,864
Non-current assets
Restricted cash	1,130	314
Property, plant and equipment	1,786	1,790
Intangible assets	144	152
Goodwill	5,086	4,941
	8,146	7,197
Total assets	$ 30,294	$ 31,061
Liabilities
Current liabilities
Operating borrowings	$ 668	$ --
Trade and other payables	10,370	9,986
Provisions	1,709	1,654
Unearned revenue	6,135	5,144
Warrants	1,363	1,525
	20,245	18,309
Non-current liabilities
Other non-current liabilities	2,001	1,979
Total liabilities	22,246	20,288

Equity
Share capital	318,016	318,016
Contributed surplus	17,660	17,480
Accumulated other comprehensive loss	(608)	(884)
Deficit	(327,020)	(323,839)
Total equity	8,048	10,773
Total equity and liabilities	$ 30,294	$ 31,061

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three months ended March 31
	2012	2011

Revenues	$ 5,724	$ 7,387
Cost of sales	4,919	6,012
Gross profit	805	1,375

Operating expenses
Selling, general and administrative expenses	2,953	3,379
Research and product development expenses	1,149	1,141
Other losses	--	22
	4,102	4,542
Loss from operations	(3,297)	(3,167)

Finance income (expenses)
Interest income	6	4
Interest expense	(69)	(47)
Foreign currency gains	202	133
Foreign currency losses	(189)	(128)
Other finance gains (losses), net	166	(1,456)
Finance income (loss), net	116	(1,494)

Loss before income taxes	(3,181)	(4,661)
Income tax expense	--	--
Net loss for the period	(3,181)	(4,661)

Exchange differences on translating foreign operations	276	728
Comprehensive loss for the period	$ (2,905)	$ (3,933)

Net loss per share
Basic and diluted	$ (0.48)	$ (0.85)

Weighted average number of common shares outstanding	6,605,648	5,494,230

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended March 31
	2012	2011
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (3,181)	$ (4,661)
Items not affecting cash:
Loss on disposal of assets	--	14
Amortization and depreciation	204	229
Other finance losses (gains), net	(166)	1,456
Unrealized foreign exchange gain	(194)	(74)
Stock-based compensation	180	464
Imputed interest on long-term debt	21	--
Net change in non-cash working capital	922	2,564
Cash provided by (used in) operating activities	(2,214)	(8)

Investing activities
Increase in restricted cash	(538)	(857)
Proceeds from disposal of property, plant and equipment	--	--
Purchase of property, plant and equipment	(180)	(247)
Purchase of intangible assets	(2)	--
Cash used in investing activities	(720)	(1,104)

Financing activities
Proceeds from operating borrowings	668	--
Repayment of post-retirement benefit liability	(27)	(23)
Repayment of repayable government contributions	(38)	(50)
Common shares and warrants issued and exercised, net of issuance costs	--	2,047
Cash provided by financing activities	603	1,974

Effect of exchange rate fluctuations on cash and cash equivalents held	198	214

Increase (decrease) in cash and cash equivalents during the period	(2,133)	1,076
Cash and cash equivalents – Beginning of period	7,785	7,881
Cash and cash equivalents – End of period	$ 5,652	$ 8,957

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3638
         investors@hydrogenics.com